FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2011
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 9, 2011 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:September 9, 2011

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Global CEO steps down

Mumbai, September 9, 2011:Tata Motors Limited announces that Mr. Carl-Peter Forster has ceased to be the Group CEO and MD, with immediate effect, due to his unavoidable personal circumstances. However, at the request of the Board, Mr. Forster will continue to serve the Board of Tata Motors Limited as a non-executive member. Mr. Prakash Telang, MD of India Operations, and Dr. Ralf Speth, CEO of Jaguar Land Rover, will represent their respective operations on the Board.

Mr. Ratan N. Tata, Chairman of the Board of Tata Motors, noted: "The Board respects Carl-Peter's personal circumstances that led to this move. We would like to thank him for his contributions to the successful development of our company in his role as Group CEO and MD. We are looking forward to continue to working with him as a non-executive member of the Board."

Mr. Carl-Peter Forster stated: "I deeply regret that my personal circumstances make it difficult for me to continue to perform the challenging duties of managing the thriving global activities of the Tata Motors Group with its main activities in India and the UK and increasingly in additional overseas markets. I am glad to continue my association with Tata Motors."

About Tata Motors.

Tata Motors Limited is India's largest automobile company, with consolidated revenues of Rs.1,23,133 crores (USD 27 billion) in 2010-11.Through subsidiaries and associate companies,Tata Motorshas operations in the UK,South Korea, Thailand and Spain. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 5.9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles in each segment, and among the top three in passenger vehicles with winning products in the compact, midsize car and utility vehicle segments. It is also the world's fourth largest truck manufacturer and the third largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. It has franchisee/joint venture assembly operations in Kenya, Bangladesh, Ukraine, Russia, Senegal and South Africa. (www.tatamotors.com)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.